UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

     ☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Or

     ☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-14793

FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE
U.S. VIRGIN ISLANDS

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

FIRST BANCORP.

1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908-0146

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands
Financial Statements and Supplemental Schedule
December 31, 2002
Table of Content

Page
Financial Statements:
Report of Independent Auditors	1
Statements of Net Assets Available for Benefits at December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001	3
Notes to Financial Statements	4 - 7
Supplemental Schedule:*
Exhibit I - Schedule of Assets (Held at End of Year) — December 31, 2002	8

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of
 FirstBank 401(k) Retirement Plan
 for Residents of the U.S. Virgin Islands:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

San Juan, Puerto Rico
June 20, 2003

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2004
Stamp 1862828 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001

Assets
Investments:
Investments in mutual funds, at fair value	$633,190	$231,400
Investment in First BanCorp. common stock, at fair value	83,356	9,553
Participant loans receivable	428,532	—

Total investments	1,145,078	240,953

Receivables:
Employer contributions	26,431	—
Participant contributions	7,613	—
Other receivables, principally interest and dividends	768	—

Total receivables	34,812	—

Cash	52,283	—

Total assets	1,232,173	240,953
Liabilities and Net Assets Available for Benefits
Due to broker for securities purchased	11,186	—

Net assets available for benefits	$1,220,987	$240,953

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2002 and 2001

	2002	2001

Additions:
Additions (deductions) to net assets attributed to:
Contributions:
Employer	$34,985	$9,989
Participants	59,201	18,283
Participants’ rollover	909,033	—

	1,003,219	28,272

Investment loss:
Net depreciation in fair value of investments	(14,627)	(21,446)
Interest	7,014	11,811
Dividends	3,924	—

	(3,689)	(9,635)

Total additions	999,530	18,637
Deductions -
Benefits paid to participants	19,496	—

Net increase in net assets available for benefits	980,034	18,637
Net assets available for benefits:
Beginning of year	240,953	222,316

End of year	$1,220,987	$240,953

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands
Notes to Financial Statements
December 31, 2002 and 2001

1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of the FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its U.S. Virgin Islands employees only.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on May 15, 1977. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the U.S. Internal Revenue Code.

In October 2002, FirstBank of Puerto Rico acquired Chase Manhattan Bank’s branches at the U.S. Virgin Islands. As part of the transaction, former Chase employees began to participate in FirstBank Retirement Plan for Residents of the U.S. Virgin Islands and had the option to roll-over balances from Chase’s plans.

All full-time employees are eligible to participate in the Plan after completion of one year of service.

Contributions

Participants are permitted to contribute up to 10% of their pretax annual compensation, as defined in the Plan, and up to an additional 8% on an after tax basis. Pre-tax contributions are limited to a maximum of $11,000 per year. The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the participant’s compensation that a participant contributes to the Plan on a pretax basis. In addition, the Bank may voluntarily make additional contributions to the Plan at the end of the year to be distributed among the participants’ accounts as established in the Plan’s document. The investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and common stock of First BanCorp., the Bank’s parent company.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings, and charged with an allocation of investment management expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions and employer’s matching contribution plus actual earnings thereon.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands
Notes to Financial Statements
December 31, 2002 and 2001

Until December 31, 2001, the vesting on the Bank’s additional contribution occurred after five years of employment. Effective January 1, 2002, the Plan was amended to adopt a graded vesting schedule for the Bank’s additional contribution as follows:

Years of	Vested
Service	Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%

Loans to Participants

Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000 which ever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan Fund. Loans are secured by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time of the loan. Principal and interest is paid ratably through biweekly payroll deductions.

Substantially all of the participant loans outstanding as of December 31, 2002 consist of loans rolled- over from Chase’s plan. The interest rates of these loans range from 4.75% to 9.50%.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan after reaching age 70 1/2. Participants may also withdraw funds contributed after tax or through rollover at any time. If a participant suffers financial hardship, as defined in the Plan agreement and as allowed under the U.S. Internal Revenue Code, the participant may request a withdrawal from his or her pretax contributions. Hardship withdrawal for participants under age 59 1/2 are limited to 50% of the balance. Withdrawals of the matching contribution are permitted to participants after reaching age 59 1/2. No withdrawals are permitted from the Bank’s additional contribution while the participant is employed by the Bank.

Benefits are paid in a lump-sum cash payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date. If benefit payments are to be deferred, the Plan will earmark the balance as part of its assets in a special account or a deposit certificate with the funds of the former member. Interest earned on such special account is paid to the participant. Such special accounts or certificates do not participate in the allocation of the Bank’s contributions or earnings of the Plan’s investments.

Plan Expenses and Administration

Bank and participant contributions are held by Wilmington Trust Company as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants.

Administrative fees are charged on a quarterly basis and are paid by the Bank.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands
Notes to Financial Statements
December 31, 2002 and 2001

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan for the following year.

2.	Summary of Accounting Policies

Basis of Financial Statements

The Plan’s policy is to prepare its financial statements using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. Matching employer’s contributions are recorded in the same period.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. First BanCorp’s common stock is valued at its quoted market price. The Plan presents in the statements of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Participant Loans

Participant loans receivable are valued at the amounts receivable from participants.

Payment of Benefits

Benefits are recorded when paid.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands
Notes to Financial Statements
December 31, 2002 and 2001

3.	Investments

The following presents the Plan’s investments:

	2002		2001

	Value	# of shares	Value	# of shares

Vanguard S&P Indexed Fund	$41,941	517	$34,859	329
Vanguard Money Market	269,327	269,327	70,167	70,167
Ameristock Mutual Fund	37,658	1,140	30,141	739
Baron Asset Fund	31,615	919	31,760	714
Janus Balanced Fund	32,939	1,842	22,838	1,163
Lazard International Equity	29,092	3,621	21,759	2,174
First BanCorp. Common Stock	83,356	4,075	9,555	557
Warburg Pincus Fixed Income	152,874	15,793	19,874	1,979
Janus Investment Growth & Income	37,744	1,617	—	—
Participant Loans	428,532	—	—	—

	$1,145,078		$240,953

4.	Tax Status

The Internal Revenue Service has determined and informed the Bank that the Plan is designed in accordance with the applicable sections of the U.S. Internal Revenue Code and, therefore, exempt from income taxes. The Plan and the income tax law have been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law.

5.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

6.	Forfeited Amount

There were no forfeitures during 2002 and 2001.

7.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

Exhibit I

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands
Schedule of Assets (Held at End of Year)
(Schedule H, line 4(i) on Form 5500)

	Description of
Identity of Issue or Borrower	Investment or Rate of Interest	2002

Vanguard S&P Indexed Fund	Mutual Fund, 517 shares	$41,941
Vanguard Money Market Fund	Pooled Fund, 269,327 shares	269,327
Ameristock Mutual Fund	Mutual Fund, 1,140 shares	37,658
Baron Asset Fund	Mutual Fund, 919 shares	31,615
Janus Balanced Fund	Mutual Fund, 1,842 shares	32,939
Lazard International Equity	Mutual Fund, 3,261 shares	29,092
Warburg Pincus Fixed Income	Mutual Fund, 15,793 shares	152,874
Janus Investment Growth & Income	Mutual Fund, 1,617 shares	37,744
First BanCorp. Common Stock *	4,075 shares of common stock	83,356
Participant loans	Interest rate ranging from 4.75% to 9.50%	428,532

		$1,145,078

*	Party in-interest

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP

Date: 06/26/03	By:	/s/ Annie Astor-Carbonell

Authorized Representative

Date: 06/26/03	By:	/s/ Aida M. García

Authorized Representative

INDEX OF EXHIBITS

Exhibit Number	Exhibit Description

23	Consent of PricewaterhouseCoopers LLP

99	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002